Issuer Free Writing Prospectus dated March 14, 2024

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 14, 2024

Registration Statement No. 333-263148

Affiliated Managers Group, Inc.

$400,000,000

6.750% Junior Subordinated Notes due 2064

Term Sheet

March 14, 2024

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 6.750% Junior Subordinated Notes due 2064 and should be read together with the preliminary prospectus supplement dated March 14, 2024 relating to the Offering and the accompanying prospectus dated March 1, 2022, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	6.750% Junior Subordinated Notes due 2064 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$400,000,000

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB-

Trade Date:	March 14, 2024

Expected Settlement Date:

March 20, 2024 (T+4)

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before the Expected Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	March 30, 2064

Minimum Denomination / Multiples:	$25.00 and in integral multiples of $25.00 in excess thereof

Interest Payment Dates:	March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2024 (long first coupon)

Coupon:	6.750%

Price to Public:	$25.00 per Note / 100% of principal amount

Underwriter Purchase Price for Sales to Retail:	$24.2125 per Note plus accrued interest, if any, from March 20, 2024

Underwriter Purchase Price for Sales to Institutions:	$24.50 per Note plus accrued interest, if any, from March 20, 2024

Over-allotment Option:	The underwriters may purchase up to an additional $50,000,000 aggregate principal amount of Notes for 30 days after the Trade Date in order to cover over-allotments, if any.

Optional Redemption:

Par Call:	On or after March 30, 2029, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Tax Event:	Prior to March 30, 2029, in whole but not in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:	Prior to March 30, 2029, in whole but not in part, at 102% of the principal amount, plus any accrued and unpaid interest

Optional Deferral:	Up to 20 consecutive quarterly periods per deferral period

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if approved for listing, expects the Notes to begin trading within 30 days after the Settlement Date.

Net Proceeds, Before Expenses:	$389,881,901.25 (without exercise of the Over-allotment Option)

Use of Proceeds:	The Issuer intends to use the net proceeds of this Offering for general corporate purposes, which may include the repayment or refinancing of indebtedness, share repurchases, and investments in new and existing investment management firms.

CUSIP / ISIN:	008252827 / US0082528276

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Barrington Research Associates, Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Huntington Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the Offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322; Morgan Stanley & Co. LLC at 1-866-718-1649; RBC Capital Markets, LLC at 1-866-375-6829; or Wells Fargo Securities, LLC at 1-800-645-3751.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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